Exhibit 99.3

HUT 8 MINING CORP.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

Hut 8 Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

Introduction

This Management’s Discussion and Analysis (“MD&A”) is dated May 12, 2021, and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2021 (“Q1-2021”), the audited consolidated financial statements for the year ended December 31, 2020, the annual MD&A for the year ended December 31, 2020, and the annual information form dated March 25, 2021 of Hut 8 Mining Corp, each of which is available at www.sedar.com ("Hut 8" or the "Company").

In this MD&A, unless the context otherwise requires, all references to “we”, “us”, “our”, “Hut 8”, and “the Company” refer to Hut 8 Mining Corp. and its subsidiaries, all references to "digital assets" refer to Bitcoin and all references to “Management” refer to the directors and executive officers of the Company.

Unless otherwise noted, results are reported in Canadian dollars. The Company applies International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board and interpretations issued by the IFRS Interpretations Committee. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results presented in the MD&A are not necessarily indicative of the results that may be expected for any future period.

Cautionary Note Regarding Forward-Looking Information

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company’s ability to predict or control. Such risks include, without limitation, credit risks; fluctuating interest rates; the Company not being able to meet its financial obligation as they become due; changes in foreign exchange rates; concentration of exposures within the same category; fluctuation in the price of Bitcoin and the speculative nature of Bitcoin; the security of Bitcoin networks; and the Company's dependence on the price of Bitcoin. For a complete list of the factors that could affect the Company, please make reference to those risk factors referenced in "Risk Factors" of the Annual Information Form of the Company dated March 25, 2021. Readers are cautioned that such risk factors, uncertainties and other factors are not exhaustive. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. Specifically, this MD&A includes, but is not limited to, forward-looking statements regarding: the Company’s ability to meet its working capital needs at the current level for the next twelve-month period; management’s outlook regarding future trends; sensitivity analysis on financial instruments, which may vary from amounts disclosed; and general business and economic conditions.

Hut 8 Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly, or otherwise revise, any forward-looking statements, whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Non-IFRS Measures

This MD&A makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies. The Company uses non-IFRS measures including "EBITDA," “EBITDA margin,” "Adjusted EBITDA," “Adjusted EBITDA margin,” “Mining Profit,” and "Cost per Bitcoin” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective.

Throughout this MD&A, the following terms are used, which do not have a standardized meaning under IFRS.

EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization)

•	“EBITDA” represents net income or loss excluding net finance income or expense, income tax or recovery, depreciation, and amortization.

•	“Adjusted EBITDA” represents EBITDA adjusted to exclude share-based compensation, fair value loss or gain on revaluation of digital assets, write-offs, and costs associated with one-time transactions (such as listing fees).

•	“Adjusted EBITDA Margin” represents Adjusted EBITDA as a percentage of revenue.

EBITDA is used to show ongoing profitability without the impact of non-cash accounting policies, capital structure, and taxation. This provides a consistent comparable metric for profitability.

“Mining Profit” represents gross profit (revenue less cost of revenue), excluding depreciation. “Mining Profit Margin” represents Mining Profit as a percentage of revenue. Mining Profit and Mining Profit Margin show the cash expenses against the revenue without the impact of non-cash accounting policies such as depreciation.

“Cost per Bitcoin” represents cost of revenue excluding depreciation, divided by the number of Bitcoin mined in the period. This metric is commonly referenced in the Bitcoin mining industry and is important to gain an understanding of the profitability in reference to the price of Bitcoin.

Hut 8 Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

Company

Hut 8 is a cryptocurrency mining company with industrial scale operations in Alberta, Canada.

Hut 8 is one of North America’s oldest, largest and innovation-focused Bitcoin miners. Hut 8 has one of the highest installed capacity rates in the industry and is #1 globally in held, self-mined Bitcoin of any crypto miner or publicly traded company. Recently ranked 11th (of 10,000) on the 2021 OTCQX® Best 50, and the first publicly traded miner on the TSX, the Hut 8 leadership team is continually looking for ways to accelerate innovation in high-performance computing and the blockchain ecosystem. Hut 8 applies a growth mindset to our revenue diversification, ESG and carbon footprint reduction strategy. We are a company committed to growing shareholder value regardless of #BTC market direction. #HodltheHut.

For its mining activities, Hut 8 utilizes the BlockBox Data Center AC (“BlockBox”) which is modular, portable, and more easily upgradeable to the next generation of silicon technology. The BlockBox is customizable to difference types of mining equipment.

The Company was incorporated under the laws of the Province of British Columbia on June 9, 2011. Its registered office is located at Suite 2500, Park Place, 666 Burrard St, Vancouver, BC, Canada V6C 2X8, and the corporate headquarters are located at 130 King St. W, Suite 1800, Toronto, ON, Canada, M5X 2A2. The Company's financial year ends on December 31. The Company’s common shares are listed under the symbol “HUT” on the Toronto Stock Exchange and as “HUTMF” on the OTCQX Exchange.

2021 Highlights

•	Hut 8 achieved record-level financial results in the quarter ended March 31, 2021, based on the combination of Bitcoin price appreciation, well in excess of the Company’s marginal cost to mine, as well as strong average hash rate performance. Revenue from digital assets mined was $30.6 million, up from $12.7 million in the first quarter of 2020;

•	Revenue growth with respect to digital asset mining reflects improvement in the price of Bitcoin, which averaged U$45,304 in the first quarter of 2021, versus US$8,268 in the first quarter of 2020. This revenue growth came notwithstanding a decrease in quantity of digital assets mined, as we mined 539 Bitcoin, versus 1,116 Bitcoin in the prior year period. The decrease in Bitcoin quantity is primarily attributed to the “halving” event which occurred in May 2020, and results in a reward of 6.25 Bitcoin per block, versus 12.5 in the prior year period;

•	As of May 12, 2021, our Bitcoin balance, including 1,000 Bitcoin loaned as part of the Company’s fiat yield strategy, was approximately 3,522 Bitcoin;

•	On January 6, 2021, the Company announced the opening of a Bitcoin yield account in partnership with Genesis Global Capital, LLC (“Genesis”). This arrangement enables the Company to earn a 4% annual rate of return on its Bitcoin holdings and to receive this interest income in US Dollars. We view this ability to earn fiat currency, without selling Bitcoin, as strategic to the Company’s long-term growth, given the prospects for Bitcoin. For the period ended March 31, 2021, Hut 8 realized interest income of $0.5 million associated with the Genesis yield account.

•	In order to best position the Company for growth, on January 13, 2021, Hut 8 completed a securities purchase agreement for a private placement of its common shares, for gross proceeds of $77.5 million. The proceeds were put to work in short order to both strength the balance sheet and strategically position the Company for growth;

•	The Company finalized an equipment purchase of 5,400 units of Whatsminer M30S Bitcoin mining machines from MicroBT, adding 475 PH/s to its Bitcoin mining capacity following installation. The first 400 machines have been received and installed as of February 11, 2021, with the remaining machines to be received and installed by the end of July, 2021. Concurrent with the purchase commitment, Hut 8 arranged an equipment financing loan from Foundry Digital LLC (“Foundry”), a wholly owned subsidiary of Digital Currency Group. The financing will cover 80% of the aggregate $14.7 million purchase price. As of March 31, 2021, the Company had drawn US$1.0 million of the loan and paid a $0.2 million down-payment.

Hut 8 Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

•	The Company repaid its US$20,000,000 loan with Genesis, which provide an annualized interest expense savings of US$1.6 million;

•	On March 23, 2021, Hut 8 announced that it had added a portion of its total fleet, 14,400 Bitcoin mining machines, and over 0.81 exahash of compute power to Foundry USA Pool. The company is also planning to deploy an additional 5,000 more machines by August 2021, meaning Hut 8’s compute power generated on Foundry USA Pool will amount to over 1.20 exahash by August, 2021. Foundry USA Pool provides its clients with institutional-level standards of transparency and service that meet the Company’s requirements as a publicly-listed entity, and is the first North American cryptocurrency mining pool to pay its users through the Full-Pay-Per-Share payout method without relying on an external party;

•	On March 26, 2021, Hut 8 announced a US$30 million purchase of NVIDIA CMPs chips, which will be delivered starting in May 2021 and are expected to be fully deployed by August 2021. The addition of the NVIDIA CMPs is set to dramatically increase Hut 8’s aggregate operating rate by approximately 1600 Gigahash. Hut 8 will use the NVIDIA CMPs initially to mine the Ethereum network and expand its mining business while maintaining the benefit of payouts in Bitcoin, via Luxor pool. At current network difficulty rates this would equate to approximately an additional 3.35 Bitcoin per day.

•	The Company announced several key additions to its senior management team, adding Jason Zaluski as Head of Technology and Tanya Woods as General Counsel, EVP of Regulatory Affairs. Subsequent to March 31, 2021, it was also announced that Shane Downey, CPA, CA, was replacing Jimmy Vaiopoulos as Chief Financial Officer, while Ronnie Yu joined as Head of Power & Sustainability.

•	On April 19, 2021, the Company entered into a power purchase agreement (“PPA”) with Validus Power Corp, (“Validus”) which will enable Hut 8 to initially secure up to 100MW of new power from an industrial scale energy generation project on a physical off-take basis. The PPA includes a $25 million rate paydown investment (the first $15 million milestone payment was made in April 2021), which will result in a power rate of $0.0274/kWh subject to an annual adjustment mechanism. A portion of the energy production for the project will be generated from captured waste gas and converted to electricity by leveraging cutting-edge mobile power plant solutions to be provided by Validus, which will support and advance Hut 8’s long-term ESG objectives.

•	On April 30, 2021, the Company announced it has partnered with Galaxy Digital on a tailored lending transaction that will enable Hut 8 to earn a 4% yield on a 1,000 Bitcoin deposit with Galaxy and provides access to a US$20 million revolving credit facility.

Hut 8 Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

Industry Overview

Bitcoin

Bitcoin is a digital currency that allows peer-to-peer transactions globally over the internet. Bitcoin is independent of any central authority, such as a bank or government. Instead, Bitcoin is governed by a preprogrammed algorithm called Secure Hash Algorithm 256 (SHA-256) that is backed by millions of computers across the world called “miners”. Bitcoin miners record transactions and check their authenticity. While fiat currencies are controlled by central banks and governments, Bitcoin miners are spread out across the world and store transactions on the Bitcoin blockchain (described further below) which is a digital public ledger that can be accessed by anyone. This global and transparent system is referred to as decentralized control as the management of Bitcoin does not have a central point of failure or attack.

Unlike fiat currencies, which have an unlimited supply which is controlled by governments and central banks, the supply of Bitcoin is controlled by the SHA-256 to keep its availability scarce and total supply fixed. To date, approximately 18.5 million Bitcoin exist and only 21 million Bitcoin will ever exist. It is expected that all Bitcoin will be mined by 2140. Due to the scarcity and computational power required to mine Bitcoin, it is often referred to as “digital gold”.

Blockchain

The Bitcoin blockchain is a cloud-based digital public ledger where Bitcoin transactions are grouped together and represented as a block in a network chain, containing all relevant transaction details. The Bitcoin blockchain is maintained by a community of miners. All transactions on the blockchain are transparent and designed to make it extremely difficult to add, remove or change data without being detected by users.

Bitcoin Mining

Mining is the process of verifying Bitcoin transactions by solving a computationally difficult encrypted code, called a "hash". The hash rate is the number of attempts at solving the encryption code the equipment can process per second. Miners use equipment that produces a high hash rate, as it results in more attempts at solving the encrypted code. The average hash rate for a two-week period determines the network difficulty rate, which is set every two weeks. The network difficulty is a measure of how difficult it is to solve a block. This computational process of decrypting the code through hashing is referred to as proof of work. Bitcoin miners use Application Specific Integrated Circuit (“ASIC”) computing chips to compete with each other to correctly solve the encryption code.

The power and efficiency of the ASIC chip to produce a high number of hashes is essential to successfully mining. When a miner is successful in solving the code, a block containing transactions is validated and incorporated into the blockchain resulting in an economic incentive payment for the miner in the amount of 6.25 newly minted Bitcoins plus any fee payments attached to the transactions they store in the new block. This incentive payment halves approximately every four years, the most recent of which occurred on May 11, 2020.

When mining Bitcoin, Hut 8 measures the output to process in computer hash rates. For example, one peta hash per second (PH/s) processes one quadrillion hashes per second that constantly attempts to solve the Bitcoin cryptology code and receive the Bitcoin incentive payment.

Bitcoin Outlook

Despite historical price volatility, Hut 8 management still believes that Bitcoin represents a digital storage of value and the future of global digital money. Our conviction in the use of Bitcoin as a digital store of value and international payment settlement system remains strong.

Hut 8 Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

Hut 8 Custody of Bitcoin

For the protection of its Bitcoin on behalf of shareholders, Hut 8 does not self-custody its Bitcoin. Instead, Hut 8 uses the services of BitGo Trust Company Inc. (“BitGo”). BitGo has US$100 million of insurance backing its digital asset custody and one of the highest levels of regulatory certifications in the market. Hut 8 utilizes both cold and hot storage for Bitcoin with BitGo. Hut 8 has in place internal controls and processes with respect to the storage and transfer of Bitcoin which includes multiple layers of approvals. The Company does not detail this internal control process due to confidentiality and security concerns.

In addition to providing the Company fiat currency (US Dollar) yield, the Bitcoin lending arrangement with Genesis also serves to diversify Hut 8’s counterparty risk associated with Bitcoin custody. Hut 8 continues to explore new ways to enhance the custody of its Bitcoin and improve security for shareholders.

Selected Quarterly Financial Information

(in thousands, except for share figures)	Three months ended March 31,
	2021	2020
Digital assets mined	$30,557	$12,740
Site operating costs	(14,582)	(12,606)
Mining profit	15,975	134
Mining profit margin	52%	1%

Hosting fees	1,425	-
Interest income	532	-
Depreciation	(5,802)	(7,009)
Gross profit (loss)	$12,130	$(6,875)
Gross profit margin	37%	-54%

Expenses	(3,176)	(692)
Share-based compensation	(2,756)	708
Gain (loss) on use of digital assets	182	914
Revaluation of digital assets	-	(1,282)
Net operating income (loss)	6,380	(7,227)

Net finance expense	(183)	(649)
Foreign exchange gain (loss)	(431)	(2,354)
Unrealized gain on loan receivable	22,935	-
Net income (loss) before tax	28,699	(10,230)

Deferred income tax recovery	6,825	-
Net income (loss)	$35,525	$(10,230)

Adjusted EBITDA (i)	$16,002	$(558)
Adjusted EBITDA margin	49%	-4%
Net income (loss) per share :
-basic	$0.31	$(0.11)
-diluted	$0.28	$(0.11)

(i) A Non-IFRS measure used by the Company. A cautionary note regarding non-IFRS performance measures is included in the 'Non-IFRS Measures' section below.

Hut 8 Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

(in thousands)	March 31, 2021	December 31, 2020
Cash	$39,840	$2,816
Digital assets (current)	168,293	101,962
Loan receivable	74,090	-
Total assets	339,804	145,202
Total liabilities	$22,999	$29,647
Total shareholders' equity	316,806	115,555

Financial Results

For the quarter ended March 31, 2021 (“Q1-2021”), the Company mined 539 Bitcoin, resulting in revenue generation of $30.6 million compared to the three months ended March 31, 2020 (“Q1-2020”) of 1,116 Bitcoin mined with revenue of $12.7 million. The significant increases in Bitcoin price during the period contributed to higher revenue for Q1-2021, despite lower Bitcoin mining production due to the Bitcoin “halving” event. Q1-2020 results were also impacted by the sharp decline in the price of Bitcoin in March 2020, prompted by initial North American lockdowns associated with COVID-19.

The Company also recorded $1.4 million in hosting fees and $0.5 million in interest income from its digital asset loan receivable with Genesis. These two new income streams are part of Management’s strategy to diversify the Company’s revenue base. These fiat currency revenues further facilitate the Company’s ability to generate cash flow by loaning out a portion of its Bitcoin, rather than sell into the spot market to fund operating expenses.

Site operating costs for Q1-2021 were $14.6 million, compared to Q1-2020 costs of $12.6 million. The cost of mining each Bitcoin for Q1-2021 was $27,054, compared $11,296 in the prior year period, with the increase primarily due to the May 2020 “halving” event. Site operating costs consist primarily of electricity costs as well as personnel, network monitoring and equipment repair and maintenance costs. The total costs increased due to Hut 8’s continued expansion and adding more miners to its Bitcoin mining fleet.

Operating expenses (excluding non-cash share-based compensation expense) for Q1-2021 were $3.2 million, compared to Q1-2020 of $0.7 million, with the increase resulting from one-time payroll tax expenses, higher professional fees, as well as headcount-driven increase in salary costs. Hut 8 achieved Adjusted EBITDA of $16.0 million for Q1-2021, compared to Q1-2020 loss of $0.6 million, driven by Bitcoin mining profitability in the period.

For Q1-2021, Hut 8 had gross gain of $88.0 million with respect to digital assets held, compared to Q1-2020 loss of $1.3 million. This gain reflects the increase in Bitcoin price from US$29,002 on December 31, 2020 to US$58,919 as of March 31, 2021. Due to digital assets’ classification as an intangible asset, the gain was accounted for directly through other comprehensive income, net of taxes of $21.2 million. For the Bitcoin loaned to Genesis, Hut 8 recognized a gain on loan receivable of $22.9 million, which was recorded directly to the income statement.

The Company also recorded a realized gain on sales of digital assets of $0.2 million for Q1-2021, compared with a realized gain in Q1- 2020 of $0.9 million. The lower gain was due to Hut 8 selling only 30 Bitcoin, significantly less than during Q1-2020, consistent with the Company’s strategy to hold Bitcoin.

The Company reduced its net finance expense by 72% to $0.2 million in Q1-2021 from $0.7 million in Q1-2020 primarily due to the payoff of its remaining Genesis loan on February 11, 2021.

The Company recorded net income for the three months ended March 31, 2021 of $35.5 million, compared to a net loss in the same period of the prior year of $10.2 million, which was primarily due to the significant improvement in Bitcoin mining economics and the deferred tax recovery associated with digital asset unrealized gains. The Bitcoin price appreciation also led to an unrealized gain on the Bitcoin loan to Genesis of $22.9 million.

Hut 8 Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

Below is a Bitcoin price chart together with the network difficulty chart for the twelve months ended March 31, 2021 (reference https://coinmarketcap.com/currencies/Bitcoin):

Summary of Unaudited Quarterly Information

The information provided below highlights our quarterly results for the past two years.

(in thousands, except for share figures)

	Mar 31	Dec 31	Sep 30	June 30	Mar 31	Dec 31	Sep 30	June 30
	2021	2020	2020	2020	2020	2019	2019	2019
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$32,515	$12,986	$5,755	$9,230	$12,740	$14,858	$26,750	$28,280
Net income (loss)	35,524	12,281	(900)	2,840	(10,230)	(13,395)	(5,189)	30,226
Net income (loss) per share:
basic	0.31	0.13	(0.01)	0.03	(0.11)	(0.17)	(0.06)	0.38
diluted	0.28	0.13	(0.01)	0.03	(0.11)	(0.17)	(0.06)	0.38

Hut 8 Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

Non-IFRS Performance Measures

The following tables reconcile Non-IFRS Performance Measures used by us in analyzing the operational performance of Hut 8 to their nearest IFRS measure and should be read in conjunction with the Consolidated statement of operations and comprehensive earnings (loss) and Consolidated statement of cash flows included in the Consolidated financial statements as of March 31, 2021 and 2020.

Adjusted EBITDA

The following table reconciles net income (loss) to our Non-GAAP Performance Measure, Adjusted EBITDA:

(in thousands)

	Three months ended
	March 31, 2021	March 31, 2020
Net income (loss)	$35,524	$(10,230)

Add/(deduct):
Net finance costs	184	649
Depreciation and amortization	5,802	7,009
Stock-based compensation	2,756	(708)
Revaluation of digital assets	-	1,282
Gain on use of digital assets	(182)	(914)
Foreign exchange	431	2,354
Unrealized gain on loan receivable	(22,935)	-
Share based payments withholding	1,246	-
Deferred income tax recovery	(6,825)	-
Adjusted EBITDA(1)	$16,002	$(558)

(1) A non-IFRS measure defined above

The cryptocurrency mining industry does not typically have seasonality; however, the Company may have fluctuations at similar times in the year related to its electricity prices. The Company’s operations are based in Alberta, Canada, where 42MW of power is directly from a power purchase agreement with the City of Medicine Hat and the remainder is from the Alberta electricity grid. Due to the changing weather in Alberta and seasonal electricity needs, time periods of extreme cold or extreme hot weather may result in higher electricity costs. Hut 8 manages electricity costs to avoid peak prices and is constantly monitoring its operations to maximize efficiency.

During the three months ended March 31, 2021, the Company incurred $7.3 million in electricity cost for its City of Medicine Hat site and $5.8 million for its Drumheller site. The below chart shows the effect on operations and profitability of the Company if the average cost of electricity were to increase by 10%, 20%, and 30%.

(in thousands)

Sensitivity Analysis	Q1-2021 Actual	+10%	+20%	+30%
Electricity cost	13,018	14,320	15,622	16,923
Gross profit	12,130	10,828	9,526	8,225
% change		-11%	-21%	-32%
Net income	35,524	34,222	32,920	31,619

Hut 8 Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

Responses to the COVID-19 Pandemic

At Hut 8, our top priority has always been the health and safety of our employees, contractors and the communities in which we operate. After the World Health Organization declared COVID-19 a pandemic on March 11, 2020, we activated our safety protocols and crisis response plans in our facilities and offices in Alberta and Ontario, and implemented preventive measures including restricting business travel and transitioning our corporate and local offices to work from home. While the transition to work from home caused some delays in preparing and processing accounting and administrative records, it did not impact continuity of our operations. We implemented screening procedures and visitor restrictions at each of our facilities and provided our employees with guidance regarding social distancing and routine temperature checks to ensure a safe environment for operations.

We continue to manage COVID-19 protocols through the first quarter of 2021, as the pandemic has continued to present significant challenges to social and economic infrastructure worldwide. We have extended our mandates on social distancing, use of masks and appropriate testing of staff.

As of May 12, 2021, our facilities and operations in Alberta, as well as our head office in Toronto have not been significantly impacted by COVID-19 and are operating without major issues. Given the unpredictable nature of the situation, no guarantee can be made that COVID-19 will not impact our operations in the future and we continue to closely monitor events and actions taken by local governments in the jurisdictions in which we operate, including those affecting our vendors, to determine their potential impact and any additional actions required to ensure our operations continue without major disruption.

Significant Agreements

The Company entered into definitive agreements with the City of Medicine Hat (“CMH”) for the supply of electric energy, and the lease of land upon which Hut 8 is constructed its mining facilities. For electricity, an Electricity Supply Agreement (”ESA”) was executed, whereby CMH will provide electric energy capacity of approximately 67 MW to the new Hut 8 facilities, which in conjunction with the Company’s approximate 40 MW in operation in Drumheller, will allow Hut 8 to operate at 107 MW in total. The ESA and the land lease have a concurrent term of 10 years. The minimum payments on the land lease are $1,395 per month up to December 31, 2027.

On April 19, 2021, the Company entered into a PPA with Validus to support Hut 8’s Alberta operations. The PPA represents the latest development in the strategic partnership between Hut 8 and Validus that was first announced on February 22, 2021. This power agreement will enable Hut 8 to initially secure up to 100MW of new power from the project on a physical off-take basis at a power rate of $0.0274/kWh (with a +/-10% adjustment mechanism and allowance for potential changes in carbon pricing) for the five-year term of the PPA. The PPA includes a $25 million rate paydown investment by Hut 8, the first milestone of which was reached in April 2021, resulting in a preliminary payment of $15 million. Two subsequent $5 million milestone payments are expected to be achieved in the second and third quarter of 2021.

On November 29, 2017, the Company entered into a Master Data Centre Purchase Agreement (the “MPA”) with Bitfury. The MPA governs the terms and conditions for the purchase from Bitfury of certain equipment (the “Data Centres”) used for the purpose of running diverse cryptographic hash functions in connection with the mining of cryptocurrency. The MPA is for a term of five years, with two successive renewal terms of one year each.

Concurrent with the MPA, on November 29, 2017, the Company entered into a Master Service Agreement (the “MSA”) with Bitfury. In accordance with the MSA, Bitfury shall provide the management, maintenance, support, logistics and operational services (the “Services”) required to run the Data Centres. The MSA is for a term of five years, with two successive renewal terms of one year each.

On February 21, 2020, the Company and Bitfury agreed to amend these key agreements, with the intent of reducing operating costs and providing more autonomy to Hut 8 in managing its operations. Hut 8 will have improved flexibility to work with outside equipment vendors and Bitfury will have the ability to work with other miners in North America.

Hut 8 Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

Liquidity and Capital Resources

As at March 31, 2021, the Company had a working capital surplus of $276.2 million, (December 31, 2020 - $75.7 million) and shareholders' equity of $316.8 million (December 31, 2020 - $115.6 million).

The following is a summary and explanation of our cash flow activities:

	Three months ended March 31,
(in thousands)	2021	2020
Net cash provided by (used in)
Operating activities	$(13,384)	$(1,466)
Investing activities	(20,798)	(438)
Financing activities	71,206	(15)
Increase (decrease) in cash	$37,024	$(1,920)

•	Net cash used in operating activities for the quarter ended March 31, 2021 was $13.4 million, compared with $1.5 million in the prior year period. The difference is primarily attributed to digital assets converted to $11.2 million of incremental fiat currency in the prior year period.
•	Cash used in investing activities amounted to $20.8 million which was mainly used to purchase and make deposits for mining equipment, versus a use of cash of $0.4 million in the prior year period.
•	Cash provided by financing activities was $71.2 million, consisting of proceeds received from the January 2021 private placement and proceeds from exercise of warrants and options, partially offset by repayment of the Genesis loan. This compares with net cash used in financing activities of $15,487 in the prior year, reflecting lesser capital raise activities.

As at March 31, 2021, the Company had cash on hand of $39.8 million (December 31, 2020 - $2.8 million) and unencumbered digital assets with a fair market value of $168.3 million (December 31, 2021 - $75.5 million).

On January 6, 2021, Hut 8 announced a yield account and entered into a master borrow agreement where Hut 8 provided Genesis with a 1,000 Bitcoin unsecured loan with an interest rate of 4% per annum. The fair market value of the digital assets loan receivable as at March 31, 2021 was $74.1 million (December 31, 2020 - $nil).

On January 13, 2021, Hut 8 closed a private placement of equity securities for gross proceeds of $77.5 million and consisted of the sale of 15,500,000 common shares and warrants to purchase up to 7,750,000 common shares at a purchase price of $5.00 per share and associated warrant. Each warrant will entitle the holder to purchase one common share at an exercise price of $6.25 per common share at any time prior to the second anniversary of the issuance date.

Private Placement
(All amounts are approximate, expressed in million Canadian dollars)

Description	Prior Disclosure		Actal Spent (1)	Remaining	Total	Variance
General corporate purposes, including without limitation, working capital financing, infrastructure expansion, equipment purchases (2) and repayment of debt (3)	$72.9	(4)	$72.90	Nil	$72.9	Nil

Hut 8 Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

Notes:

(1)	As at the date of this MD&A.

(2)	The Company made payments totaling $0.6 million with respect to an equipment financing loan from Foundry Digital LLC to order Bitcoin mining machines from MicroBT. On March 26, 2021, the Company agreed to provide a US$15 million deposit to order NVIDIA CMPs. On April 19, 2021 the Company agreed to a $15 million deposit with Validus relates to the newly announced PPA.

(3)	On March 2, 2021, the Company repaid its US$20 million loan with Genesis.

(4)	Calculated using the gross proceeds of the Private Placement, being $77.5 million, less cash commission paid to H.C. Wainwright & Co. of approximately $4.6 million, excluding payment of the expenses of the Private Placement.

On January 20, 2021, Hut 8 entered into an equipment financing loan with Foundry for up to US$11.8 million, repayable over 12 months and bearing interest at 16.5%.

On April 30, 2021, the Company announced it has partnered with Galaxy Digital on a tailored lending deal that will enable Hut 8 to earn a 4% yield on a 1,000 Bitcoin deposit with Galaxy and provides access to a US$20 million revolving credit facility.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles its financial obligations out of cash and cash equivalents and digital assets. The Company has a planning and budgeting process to help determine the funds required to support the Company’s normal spending requirements on an ongoing basis and its expansionary plans.

As at March 31, 2021 the contractual maturities of financial liabilities, including estimated interest payments are as follows:

(in thousands)	Carrying amount	Contractual cash flows	Within 1 year	1 to 2 years	2 to 5 years	5+ years
Accounts payable and accrued liabilities	$7,310	$7,310	$7,310	$-	$-	$-
Loans payable and
interest	1,003	1,003	1,003	-	-	-
Lease commitments	298	644	18	18	53	556
	$8,611	$8,957	$8,331	$18	$53	$556

Related Party Transactions

See the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2021, for related party transactions with respect to share issuances.

During the three months ended March 31, 2021, Bitfury, a related party, charged the Company $265,800 (2020 - $1,571,155) in site operating costs. As at March 31, 2021, $1,033,827 (2020 - $Nil) was owed to Bitfury.

These transactions were made on terms equivalent to those that prevail in arm’s length transactions.

Hut 8 Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

Off-Balance Sheet Arrangements

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Risks and Uncertainties

The risk factors described in the Company’s AIF for the year ended December 31, 2020 are considered by management to be the most important in the context of our business. The risk factors included in the AIF are not inclusive of all the risks and uncertainties that we may be subject to and other risks may apply.

The Company believes that it has undertaken prudent measures, policies, practices and procedures to manage such risk factors but there can be no assurance that such risks will not impact the Company’s financial condition in the future.

The risks and uncertainties discussed in our current AIF and other filings with Canadian provincial securities regulatory authorities should be read in conjunction with the risks and uncertainties discussed throughout this MD&A. The AIF and other filings with Canadian provincial securities regulatory authorities are available on SEDAR at www.sedar.com.

Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and deposits and prepaid expenses. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions.

For the protection of its Bitcoin on behalf of shareholders, Hut 8 does not self-custody its Bitcoin. Instead, Hut 8 uses the services of BitGo Trust Company Inc. ("BitGo"). BitGo has US$100 million of insurance backing its digital asset custody and one of the highest levels of regulatory certifications in the market.

Hut 8 also faces credit risk associated with the Genesis [and Galaxy] Bitcoin yield accounts. Management believes this risk is limited based on the size, credit quality and reputation of these counterparties.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk is limited and only relates to its ability to earn interest income on cash balances nominated in foreign currency at variable rates. Changes in short term interest rates will not have a significant effect on the fair value of the Company’s cash account.

Foreign Currency Risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk arises from financial instruments (including cash and cash equivalents) that are denominated in a currency other than Canadian dollars, which represents the functional currency of the Company. The Company's functional currency is the Canadian dollar and most purchases are transacted in Canadian dollars. The Company has also transacted in US Dollars to purchase mining equipment from Bitfury and with loans payable denominated in US Dollars. Management currently does not hedge its foreign exchange risk.

Hut 8 Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

Concentration Risk

Concentration risk arises as a result of the concentration of exposures within the same category, whether it is geographical location, product type, industry sector or counterparty type. Currently, the Company has its investment highly concentrated in a single asset, Bitcoin. The Company tracks the market price of Bitcoin, less the Company’s liabilities and expenses, by investing in the assets of the company in Bitcoin.

Price Volatility Risk

The Company is at risk due to a wide fluctuation in the price of Bitcoin, the speculative nature of the underlying asset, and negative media coverage. Downward pricing of Bitcoin may adversely affect investor confidence, and subsequently, the value of the Company’s Bitcoin inventory, its stock price, and profitability.

Security Risk

Bitcoins are controllable only by the possessor of both the unique public key and private key relating to the local or online digital wallet in which the Bitcoins are held. The Bitcoin network requires a public key relating to a digital wallet to be published when used in a spending transaction and, if keys are lost or destroyed, this could prevent trading of the corresponding Bitcoins.

Security breaches, computer malware and computer hacking attacks have been a prevalent concern in the Bitcoin exchange market since the launch of the Bitcoin network. Any security breach caused by hacking could cause loss of Bitcoin investments.

Bitcoin Network Risk

The open-source structure of the Bitcoin network protocol means that the core developers of the Bitcoin network and other contributors are generally not directly compensated for their contributions in maintaining and developing the Bitcoin network protocol. A failure to properly monitor and upgrade the Bitcoin network protocol could damage the Bitcoin network.

Digital Assets and Risk Management

Digital assets are measured using level two fair values, determined by taking the rate from Coinmarketcap.com.

Digital asset prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation, and the global political and economic conditions. The profitability of the Company is directly related to the current and future market price of Bitcoin; in addition, the Company may not be able liquidate its inventory of digital assets at its desired price if required. A decline in the market price for Bitcoin could negatively impact the Company’s future operations. The Company has not hedged the conversion of any of its sales of Bitcoin.

Bitcoin has a limited history and the fair value historically has been volatile. Historical performance of Bitcoin is not indicative of its future price performance. The Company’s digital assets currently solely consist of Bitcoin.

Hut 8 Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

Critical Accounting Estimates and Accounting Policies

The timely preparation of the consolidated financial statements requires that management make estimates and use judgment regarding the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the period. Such estimates primarily relate to unsettled transactions and events as at the date of the consolidated financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

The following are the estimates and assumptions that have been made in applying the Company’s accounting policies that have the most significant effect on the amounts in the unaudited condensed consolidated interim financial statements:

i.	Fair value measurement of stock options and broker warrants

The Company measures the cost of equity-settled transaction by reference to the fair value of the equity instruments at the date on which they are granted. Estimating fair value requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires the determination of the most appropriate inputs to the valuation model including the expected life of the broker warrants, volatility and dividend yield and making assumptions about them.

ii.	Revenue recognition

The Company recognizes revenue from the provision of transaction verification services within the Bitcoin blockchain, and as consideration for these services, the Company receives Bitcoin. Revenue is measured based on the fair value of the Bitcoin received. The fair value is determined using the closing Bitcoin price each day per Coinmarketcap. The Company is relying on the data available at Coinmarketcap to be an accurate representation of the closing price for the digital assets.

iii.	Fair value of digital assets

Digital assets, consisting solely of Bitcoin, are measured at fair value using the quoted price on Coinmarketcap. Management considers this fair value to be a level two input under IFRS 13 Fair Value Measurement fair value hierarchy as the price on this source represents an average of quoted prices on multiple digital currency exchanges. The Bitcoin is valued based on the closing price obtained from Coinmarketcap at the reporting period corresponding to the digital assets mined by the Company.

The Company’s determination to classify its holding of Bitcoin as current assets is based on management’s assessment that its Bitcoin held can be considered a commodity and the availability of liquid markets to which the Company may sell a portion or all of its holdings.

iv.	Non-monetary transactions

Non-monetary transactions for the exchange of Bitcoin for various goods and services are measured at the fair value determined from the exchange amount. Fair value of the Bitcoin is determined at the time of transaction.

v.	Share based transactions

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

Hut 8 Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

The Company issued broker warrants as part of brokered private placement offering for common shares. Broker warrants are measured at fair value at the date of the offering and accounted for as a separate component of shareholders’ equity. When the broker warrants are exercised, the proceeds received together with the related amount allocated as a separate component of shareholders’ equity are allocated to capital stock. If the broker warrants expire unexercised, the related amount separately allocated to shareholders’ equity is allocated to contributed surplus.

vi.	Useful life of mining equipment

Management is depreciating mining equipment using a straight-line basis, with a useful life of:

Seacan containers and supporting infrastructure	4 years
Mining servers	2 years

The mining equipment is used to generate Bitcoin. The rate at which the Company generates digital assets and, therefore, consumes the economic benefits of its mining equipment are influenced by several factors including, but not limited to, the following:

•	The complexity of the mining process which is driven by the algorithms contained within the digital assets open source software; and

•	Technological obsolescence reflecting rapid development in the mining machines such that more recently developed hardware is more economically efficient to run in terms of digital assets mined as a function of operating costs, primarily power costs (ie., the speed of mining machines evolution in the industry) is such that later mining machine models generally have faster processing capacity combined with lower operating costs and a lower cost of purchase.

Based on the Company and the industry’s limited history to date, management is limited by the market data available. Furthermore, the data available also includes data derived from the use of economic modelling to forecast future digital assets and the assumptions included in such forecasts, including digital asset’s price and network difficulty, and derived from management’s assumptions. Based on current data available, management has determined that the straight-line method of amortization best reflects the current expected useful life of mining equipment. Management will review their estimates at each reporting date and will revise such estimates as and when data become available. Management will review the appropriateness of its assumption related to residual value at each reporting date.

vii.	Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. The Company has not recognized the value of any deferred tax assets in its statements of financial position.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained based on its technical merits. The Company measures and records the tax benefits from such a position based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company’s estimated liabilities related to these matters are adjusted in the period in which the uncertain tax position is effectively settled, the statute of limitations for examination expires or when additional information becomes available. The Company’s liability for unrecognized tax benefits requires the use of assumptions and significant judgment to estimate the exposures associated with our various filing positions. Although the Company believes that the judgments and estimates made are reasonable, actual results could differ and resulting adjustments could materially affect our effective income tax rate and income tax provision.

The Company has earned Bitcoin from the commercial activity of Bitcoin mining. The Company has followed the published Canada Revenue Agency (“CRA”) view that Bitcoin is a commodity and inventory of the business, the value of which is included in the calculation of taxable income from the business. Bitcoin is valued in accordance with Section 10 of the Income Tax Act. Revenue from Bitcoin mining is included in taxable income when the Bitcoin earned is sold or exchanged for cash or another asset. There is uncertainty regarding the taxation of cryptocurrency and the CRA may assess the Company differently from the position adopted. This could result in additional current taxes payable with equal offset to deferred tax expense.

Hut 8 Mining Corp.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

Capital Management

The Company’s capital currently consists of Common Shares. The Company’s capital management objectives are to safeguard its ability to continue as a going concern and to have sufficient capital to be able to identify, evaluate and then acquire an interest in a business or assets. The Company does not have any externally imposed capital requirements to which it is subject. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares.

Share Capital

As of the date of this MD&A, the Company has issued, and outstanding share capital comprised of 119,513,437 Common Shares, 606,667 stock options, 10,537,377 warrants, 1,858,334 restricted share units and 127,500 deferred share units.

Additional information and other publicly filed documents relating to the Company are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”), which can be accessed at www.sedar.com.

Management’s Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate disclosure controls and internal controls over financial reporting as defined under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators.

All control systems, no matter how well designed, have inherent limitations. Accordingly, even disclosure controls and procedures, and internal controls over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives with respect to financial statement preparation and presentation.

The CEO and CFO are responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Company.

The Company's CEO and CFO certify that: (i) the control framework the Company's CEO and CFO used to design the Company's ICFR is The Committee of Sponsoring Organizations of the Treadway Commission framework issued on May 14, 2013; (ii) there is no material weakness relating to the design of ICFR or limitation on the scope of the design of the DC&P and ICFR; and (iii) there has been no material change in the Company's design of the ICFR that occurred during the period beginning on January 1, 2021 and ended on March 31, 2021 that has materially affected, or is reasonably likely to materially affect the Company's ICFR.